UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of report: May 14, 2019

Commission file number 1-12874

TEEKAY CORPORATION

(Translation of registrant’s name into English)

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004;

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147683) FILED WITH THE SEC ON NOVEMBER 28, 2007;

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-166523) FILED WITH THE SEC ON MAY 5, 2010;

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-187142) FILED WITH THE SEC ON MARCH 8, 2013;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-212787) FILED WITH THE SEC ON JULY 29, 2016, AS AMENDED;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-213213) FILED WITH THE SEC ON AUGUST 19, 2016;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-221806) FILED WITH THE SEC ON NOVEMBER 29, 2017, AS AMENDED; AND

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-231003) FILED WITH THE SEC ON APRIL 24, 2019.

Item 1 — Information Contained in this Form 6-K Report

On May 2, 2019, Teekay Corporation, a Republic of the Marshall Islands corporation (the “Company”), entered into a purchase agreement (the “Purchase Agreement”), pursuant to which the Company agreed to sell $250 million in aggregate principal amount of its 9.25% Senior Secured Notes due 2022 (the “Notes”) to the initial purchasers listed in the Purchase Agreement (the “New Notes Offering”). The Company completed the New Notes Offering on May 13, 2019. The Notes issued in the New Notes Offering were issued under an Indenture, dated May 13, 2019 among the Company, the guarantors party thereto and Wilmington Trust, National Association, as trustee and as collateral agent, which establishes the terms and provides for the issuance of the Notes.

On May 7, 2019, the Company announced the early results of its cash tender offer (the “Tender Offer”) to purchase any and all of its outstanding 8.5% Senior Notes due 2020 (the “2020 Notes”). In connection with the early settlement of the Tender Offer, on May 13, 2019 the Company entered into a Second Supplemental Indenture with The Bank of New York Mellon, as trustee, to the indenture governing the 2020 Notes.

Press Release

Attached as Exhibit 99.1 is a press release of Teekay Corporation, dated May 13, 2019, announcing the completion of the New Notes Offering and the early settlement of the Tender Offer.

Item 6 - Exhibits

Exhibit Number	Description

4.1	Indenture, dated as of May 13, 2019, among Teekay Corporation, Teekay Holdings Limited, Banff L.L.C., Hummingbird Spirit L.L.C., Teekay Petrojarl Floating Production UK Ltd., Petrojarl 4 DA and Wilmington Trust, National Association, as trustee and as collateral agent.

4.2	Second Supplemental Indenture, dated as of May 13, 2019, between Teekay Corporation and The Bank of New York Mellon, as trustee.

99.1	Press Release of Teekay Corporation, dated May 13, 2019, announcing the completion of the New Notes Offering and the early settlement of the Tender Offer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: May 14, 2019	By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer